PEARSON

06013714

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

11 May 2006

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

SEC MAIL PROCESSING
RECEIVED
MAY 2 2 2006
WASH. D.C. 185 SECTION

Press Releases:-

25 April	***Pearson in Asia presentation***
25 April	***Pearson enters teacher certification market by acquiring National Evaluation Systems***
28 April	***Directorate changes***
5 May	***Directors' shareholding***
5 May	***Pearson to acquire Paravia Bruno Mondadori***
8 May	***Directors' shareholding***
11 May	***Release of restricted shares***

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

BEST AVAILABLE COPY

PROCESSED
MAY 2 5 2006
THOMSON
FINANCIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dlw 5/24

H:\AbrahamC\CA\ADR.SEC.doc

Pearson in Asia presentation
25 April 2006

John Ridding, Editor and Publisher, FT Asia, gave the attached presention to a Lehman Brothers roadshow.

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Pearson in Asia (2005)

Sales


Europe
North
America
Asia Pacific 7%
RoW

Group: $7,045
Asia: $516 million

Adjusted operating profit


Asia Pacific 7%
Europe
RoW
North
America

Group: $875m
Asia: $64 million

Pearson Education International



By region
Latin America
Asia
Canada
Contine
Europe
UK
By product
ELT
School Publishing
Professional
School Testing
Higher Education

2005 sales: $1.4 billion


FT中文网
富国如何应对中印崛起?
LONGMAN
DICTIONARY OF ENGLISH LANGUAGE AND CULTURE
Gets to the heart of the language


PEARSON
ASIA
培生

Pearson in Asia

30 March 2006

Economic and demographic landscape
Mix of developed and developing economies


GDP
$bn, 2004A
Japan
China
India
Australia
Indonesia
Thailand
Malaysia
New Zealand
Pakistan
0
1,000
2,000
3,000
4,000
5,000
Source: UNESCO


GDP per capita
$, 2004A
Japan
Australia
New Zealand
Malaysia
Thailand
China
Indonesia
Philippines
India
0
10,000
20,000
30,000
40,000
Source: UNESCO

School age population

Vast addressable market, shifting demographics



Number of children of primary age
million
India
China
Indonesia
United States
Pakistan
Philippines
Japan
Thailand
UK
Malaysia
Australia
New Zealand
2015E
2005E
0
50
100
150
Source: World Bank



Number of children of secondary age
million
India
China
Pakistan
United States
Indonesia
Philippines
Japan
Thailand
UK
Malaysia
Australia
New Zealand
2015E
2005E
0
50
100
150
200
Source: World Bank

Participation rates
High in primary, growth to come in secondary

Primary participation rates, 2002
% of primary pop. in primary school


UK
Japan
New Zealand
Australia
Philippines
Malaysia
Indonesia
United States
India
Thailand
Pakistan n/a
China n/a
0
20
40
60
80
100

Source: UNESCO

Secondary participation rates, 2002
% of secondary pop. in secondary school


Japan
UK
New Zealand
United States
Australia
Malaysia
Philippines
Indonesia
Pakistan n/a
China n/a
India n/a
Thailand n/a
0
50
100

Source: UNESCO

Government expenditure on education

Growth in absolute spend and secondary participation key



Education exp. as % of govt. exp.
% of most recent data
Philippines
United States
Japan
Pakistan
Thailand
Malaysia
Australia
China
Hong Kong
UK
Indonesia
India
0
10
20
30
Source: UNESCO



Primary vs Secondary exp.
% of education expenditure
Philippines
USA
Japan
Pakistan
n/a
Thailand
Malaysia
Australia
China
Hong Kong
n/a
UK
Indonesia
India
New Zealand
0
20
40
60
80
100
Source: UNESCO

Educational attainment
Education levels are rising


Highest level of education achieved
Proportion of adults aged 15+ (1980)
UK
Thailand
Malaysia
Japan
India
Australia
0 10 20 30 40 50 60 70 80 90 100
None
Primary
Secondary
Post-Secondary
Source: World Bank


Highest level of education achieved
Proportion of adults aged 15+ (2000)
UK
Thailand
Malaysia
Japan
India
Australia
0 10 20 30 40 50 60 70 80 90 100
None
Primary
Secondary
Post-Secondary
Source: World Bank

Schooling and literacy

Time spent in school and literacy rising

Average number of years in school



Japan
India
China
0
1
2
3
4
5
6
7
8
9
10
1960
1965
1970
1975
1980
1985
1990
1995
2000

Source: World Bank

Adult literacy



Thailand
Pakistan
Malaysia
Philippines
Indonesia
India
China
0
20
40
60
80
100
Adults 15+
15-24

Source: World Bank

Pearson in Asia

PEARSON Education

- Kirihara Shoten (Japan)
- WFOE (Shanghai)
- Co-publishing MOE
- Pearson VUE
- Edexcel

FT

- Hong Kong Asia hub
- 13 regional bureaux
- 5 regional print sites
- Beijing rep office

- Beijing rep office
- India: English language and new regional publishing
- DK: 80—100 title pa
- Partnerships
- World-wide rights for China (eg. Wolf Totem)

One Pearson

- Financial training
- Government relations
- Shared services
- Group out-sourcing

- Joint publishing
- Content exchange
- Infrastructure-distribution

Production and services initiatives in Asia

- School, Higher Education and DK pre-press operations
- Pearson Education and DK printing
- School technology product development
- Back office, transaction and IT Services

$100m+ of production, printing and services sourced in Asia

FT Asia
Gaining share in print and online

FT Asia print and online subs
Year end subscribers



50,000
40,000
30,000
20,000
10,000
0
2003
2004
2005
2006
Average copies
Online subscribers

Source: Pearson

Winning readership
Average issue readership



0
50,000
100,000
150,000
Financial Times
Asian Wall Street Journal
International Herald Tribune

Source: Pearson

Republishing – Revenues, take 2



JAPAN AND CHINA
AUSTRA
ASIA PACIFIC
GROWTH AND INTEGRATION
INNOVATIVE ASIA
The region's growing strength in research, science and technology
INVESTING IN CHINA
The performance and prospects of international companies in the world's most dynamic economy
EARTHQUAKE IN SOUTH ASIA

FT China


FT 中文网
FTChinese.com
全球财经精粹
RAS白皮书
让FT中文网帮助您，照亮您前进的方向
2006年3月16日 出版
最频密班次直飞香港
www.cathaypacific.com
可以承受住美元大幅下挫的影响--FED
贱卖论日盛 部分中外金融交易迟迟未获批准
中国必须"立即开放市场"
人民币对美元汇率创去年7月以来单日涨幅新高
中航油前CEO在新加坡认罪
新日本石油公司减少进口伊朗石油
Google计划在欧洲建"虚拟超市"
朝鲜的红色老板
BBC的互联网扩张雄心
中国需要改革
中国经济改革"不进则退"
投资中国
《中国楼市》
FT电子特刊 抢先下载
ASIA'S FINANCIAL REVOLUTION



ADV
INTERNET
hinose Internet
lers
lions
2001
2004
2007
tal advertising
venue in China
mb million)
2001
2004
2007
Online advertising
evenue in China
(mb million)
2001
2004
2007
FDI flows
2002 $46bn
2003 $50bn
2004 $52bn
2005 $52bn
Broadband and
internet subscribers
(million)
120
100
80
60
40
20
0
2000
2005
2010
intel
bp
BMW
SAAB
ALCATEL

FT China
Breaching the Great Wall

FT China users and page views



Unique users per week
Pageviews per week
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
Pageviews per week
Old site
New site live
Major holidays in China
Hard Relaunch

Source: Pearson

Most valuable business sites



ftchinese.com
businessweekchina.com
finance.sina.com.cn
chinese.wsj.com
fortunechina.com
business.sohu.com
eobserver.com.cn
hexun.com
forbeschina.com
stock.163.com
hqcj.com
0
20
40
60
80
100
Most valuable
Valuable
Surfing

Source: Pearson

Pearson enters teacher certification market by acquiring National Evaluation Systems

25 April 2006

Pearson, the international education and information company, today announced that it has agreed to acquire National Evaluation Systems, Inc (NES).

NES is the leading provider of customised state assessments for teacher certification in the US. It works under contract with state education agencies, developing and administering licensure tests for prospective teachers who want to enter the profession, teach a new subject or work in a new state.

NES has long-term contracts with fifteen states, customising teacher certification tests to each state's curriculum standards in more than 100 subject areas and providing approximately one million tests each year. It manages the entire testing process from research, test development and psychometrics through to test administration, processing and scoring. Its average contract length is five years and many of its contracts have lasted well over a decade. Founded in 1972, NES is based in Amherst, Massachusetts, with regional offices and scoring centres in Sacramento, California; Albany, New York; and Austin, Texas.

Teacher certification testing is a growing market, driven by the US government's requirement for 'highly qualified' teachers and by the need for new teachers to enter the profession. There are approximately three million public school teachers in the US. Approximately 2.5 million new teachers will need to be hired in the current decade, as 700,000 current teachers retire and 1.8 million are expected to leave the profession prior to retirement. On average, nearly 6% of the teacher workforce does not return for each new academic year and half of all new teachers leave the profession within five years. Emphasizing the recruitment and retention of 'highly qualified' teachers and mandating that all 'core subject' public school teachers must be certified, the US Congress allocated $3 billion per year for teacher training and development when it reauthorized the Elementary and Secondary Education Act which includes the provisions of No Child Left Behind.

NES had sales of $73m in 2005 and gross assets of $16m at the year end. Pearson expects the acquisition to enhance adjusted earnings per share and return on invested capital from 2007, its first full year. It expects the acquisition to be earnings neutral in 2006, including integration costs.

As part of Pearson, NES will operate alongside Pearson Educational Measurement, the US market leader in student assessment and testing. Pearson has long-term contracts with more than 20 states to develop, administer, score and

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report the results of student assessments against state curriculum standards, and works with the US Department of Education to deliver the National Assessment of Educational Progress ('The Nation's Report Card'). Pearson is also a leader in assessing and certifying professional people through its international professional testing business, Pearson VUE.

Steve Dowling, President of Pearson's School companies, said:

"The teacher is the key to student learning. This move into teacher certification testing is a natural fit with our existing School testing capabilities and takes us into another growth market. Pearson's focus is all about improving student achievement, and helping states to identify and certify qualified teachers and providing teachers with services to get certified is at the core of that goal. NES is a pioneer in this field and has talented leadership and employees who will be great assets to Pearson."

Dr. William Gorth, President and CEO of NES, said:

"We are excited to join Pearson, which has outstanding assets in education and the resources to grow the business."

Further information
Luke Swanson/ Simon Mays-Smith/ Deborah Lincoln: +44 (0) 207 010 2310
Wendy Spiegel: + 1 800 745-8489/ David Hakensen: +1 952 681 3040

About Pearson Education
Educating 100 million people worldwide, Pearson Education (www.pearsoned.com) is the global leader in educational publishing, providing scientifically research-based print and digital programmes to help students of all ages learn at their own pace, in their own way. Almost all students in America learn from a Pearson programme at some point in their educational career. Some 25,000 US schools and one million teachers and students use Pearson technology to help instruct preK-12 students and manage how they are doing. Pearson provides schools with custom services to create, deliver, score and report educational assessments, both in print and online, that help promote learning. Pearson is the market leader in Higher Education in print and digital products and serves more than three million college students who are pursuing their courses online using our programmes and applications. The company is home to such renowned publishing brands as Pearson Prentice Hall, Pearson Longman, Pearson Scott Foresman, Pearson Early Learning, Pearson Learning Group, Pearson Digital Learning, and Pearson Addison Wesley. Pearson Education is part of Pearson (LSE: PSON; NYSE: PSO). In addition to Pearson Education, Pearson's primary operations include the Financial Times Group and the Penguin Group.

Directorate changes
28 April 2006

Pearson announces the appointment of Ken Hydon as chairman of its Audit Committee and of David Arculus as chairman of its Personnel Committee.

These appointments follow the retirement of Reuben Mark and Vernon Sankey as non-executive directors at Pearson's AGM.

Following these appointments, the membership of the committees will be:

Audit Committee: Ken Hydon (chairman), David Arculus, Patrick Cescau, Susan Fuhrman

Personnel Committee: David Arculus (chairman), Terry Burns, Rana Talwar.

For more information:
Luke Swanson/ Simon Mays-Smith/ Deborah Lincoln: + 44 (0)20 7010 2310

Note to editors:
Ken Hydon is a non-executive director of Tesco and Reckitt Benckiser. He was previously finance director of Vodafone and of subsidiaries of Racal Electronics, and financial controller at 3M.

David Arculus is a non-executive director of Telefonica and was chairman of O2 from 2004 until it was acquired by Telefonica earlier this year. His previous roles included chairman of Severn Trent, chairman of IPC Group, chief operating officer of United Business Media, group managing director of EMAP and non-executive director of Barclays.

Director's shareholding

05 May 2006

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NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **DAVID BELL**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **DAVID BELL**	8.	State the nature of the transaction **AWARD OF 297 OPTIONS UNDER THE COMPANY'S WORLDWIDE SAVE FOR SHARES PLAN**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **N/A**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **N/A**	14.	Date and place of transaction **N/A**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **N/A**	16.	Date issuer informed of transaction **N/A**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **5 MAY 2006**	18.	Period during which or date on which it can be exercised **1 AUGUST 2009 – 31 JANUARY 2010**
19.	Total amount paid (if any) for grant of the option **NIL**	20.	Description of *shares* or debentures involved (*class* and number) **297 OPTIONS OVER ORDINARY SHARES OF 25P EACH**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **629.6P**	22.	Total number of *shares* or debentures over which options held following notification **163,225**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___5 MAY 2006__________________________

Pearson to acquire Paravia Bruno Mondadori: Gains leading position in Italian Education Market

05 May 2006

Pearson, the international education and information company, today announced the acquisition of an 80% stake in Paravia Bruno Mondadori Editori (PBM), one of Italy's leading educational publishing companies.

There are some 6.5m school students in Italy, and around 620m Euros a year is spent on textbooks by parents (acting on textbook "adoption" decisions made by teachers). PBM publishes for all types of Italian schools (primary, lower secondary, upper secondary) and across all subjects (modern languages, maths, science, humanities, grammar/literature, social sciences and vocational) and has a catalogue of more than 3,000 school titles. In addition, PBM publishes university textbooks, teaching materials and dictionaries. Formed in 2000 from the merger of the Edizioni Bruno Mondadori and Paravia publishing houses, it is based in Milan and Turin.

In 2005, PBM had net sales of 70m Euros and gross assets of 68m Euros at the year end.

Pearson expects the acquisition to enhance adjusted earnings per share and return on invested capital from 2007, its first full year, and to be earnings neutral in 2006, including integration costs. The acquisition is subject to regulatory approval and is expected to be completed in the second quarter of 2006.

Pearson is the world's leading education company, with 2005 sales of more than $3bn in the US and $1.4bn in other parts of the world. This acquisition supports Pearson's strategy of expanding its international education business through a combination of organic growth and selected investments in local publishers.

John Fallon, chief executive of Pearson Education, Europe, the Middle East and Africa, said:

"PBM is a strong, well-managed company with a great publishing pedigree and full of assets and people who will add a lot of value to Pearson. This acquisition gives Pearson a leading position in one of Europe's largest school publishing markets and strengthens our existing education businesses in Italy. The combination of PBM's experience and expertise in Italy with our own international scale and capabilities will create new opportunities to meet the needs of teachers and students."

After the acquisition, PBM will merge with Pearson's existing Italian business, Pearson Education Italia. Pearson will hold the majority stake of the combined business, with the minority stake held by Bruno Mondadori shareholders led by Roberto Gulli, currently Managing Director

(publishing) of PBM. Roberto Gulli and Agostino Cattaneo, currently General Manager (finance & operations) of PBM, will lead the newly combined business reporting to Bill Anderson, President of Pearson's continental European schools and European-wide English Language Teaching businesses.

Roberto Gulli, managing director of PBM added:

"Pearson is the world's leading education company, with a great publishing tradition, imprints of indisputable quality and values that fit very well with our own. In our negotiations, we have developed a shared business plan that will support PBM's future expansion in Italy and offers us new opportunities to grow internationally. I am delighted that we are able to offer our people such an exciting future."

Ends

For more information:

Luke Swanson/ Simon Mays-Smith/ Deborah Lincoln +44 (0)20 7010 2310

Pearson Education

Educating 100 million people worldwide, Pearson Education (www.pearsoned.com) is the global leader in educational publishing, providing scientifically research-based print and digital programmes to help students of all ages learn at their own pace, in their own way. Almost all students in America learn from a Pearson programme at some point in their educational career. Some 25,000 US schools and one million teachers and students use Pearson technology to help instruct preK-12 students and manage their progress. Pearson provides schools with custom services to create, deliver, score and report educational assessments, both in print and online, that help promote learning.

Outside the US, Pearson is a leading player in meeting local school, curriculum, and assessment needs in markets as diverse as the UK, South Africa, Egypt, and Hong Kong. In countries throughout Europe and around the world, more people learn English as a foreign language using Pearson Longman textbooks than those of any other publisher.

Pearson is the market leader worldwide in Higher Education in print and digital products, both through sales of US-published materials and through its diverse range of local publishing adaptations and translations. In the US, more than three million college students are pursuing their courses online using our programmes and applications. In Europe, Pearson is a growing Higher Education and Professional publisher in French, German, Dutch, Italian and Spanish. The company is home to such renowned publishing brands as Pearson Prentice Hall, Pearson

Longman, Pearson Scott Foresman, Pearson Early Learning, Pearson Learning Group, Pearson Digital Learning, and Pearson Addison Wesley. Pearson VUE is a global leader in computer-based professional testing, delivered through a network of more than 4,000 test centres across 145 countries, providing testing services for customers including the National Council of State Boards of Nursing, the GMAT test for the Graduate Management Admissions Council, and in the UK, the driving theory test for the Driving Standards Agency. Pearson Education is part of Pearson (LSE: PSON; NYSE: PSO). In addition to Pearson Education, Pearson's primary operations include the Financial Times Group and the Penguin Group.

Directors shareholdings
08 May 2006

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NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **DAVID BELL**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **DAVID BELL**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **2134**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00027%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **773.38460p**	14.	Date and place of transaction **5 MAY 2006 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **105,292 0.01309%**	16.	Date issuer informed of transaction **8 MAY 2006**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of *shares* or debentures involved (*class* and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of *shares* or debentures over which options held following notification N/A
23.	Any additional information N/A	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification __8 MAY 2006________________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iv) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **JOHN MAKINSON**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **JOHN MAKINSON**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **3143**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00039%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **773.38460p**	14.	Date and place of transaction **5 MAY 2006 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **152,609 0.01897%**	16.	Date issuer informed of transaction **8 MAY 2006**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___8 MAY 2006____________________

Release of restricted shares

11 May 2006

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Pearson plc (the ***Company***)

In 2001, the Company established the Pearson Long Term Incentive Plan (the ***Plan)*** for the purpose of providing a long-term share incentive for executive directors and senior executives of the Pearson group. The Plan provided for the grant of two separate categories of award relating to ordinary shares in the Company (***Shares***) – option awards and restricted share awards.

Restricted Share Awards Granted on 9 May 2001

The vesting of restricted share awards granted on 9 May 2001 was dependent on the Company's free cash flow per share performance over the three-year period 2001 to 2003 as set out in the 2003 annual report and accounts.

On 25 February 2005, these restricted share awards vested as to 70.5 % of the Shares originally comprised in the award (the ***Vested Shares***). Each of the executive directors exercised their right to call for the main tranche of their Vested Shares (being 75% of the total award) and these Shares were released to them on 1 March 2005. The remaining 25% of the Vested Shares formed a deferred tranche which could be called for after 9 May 2006, subject to continued employment and retention of the main tranche (other than shares sold to satisfy any personal tax liabilities) to that date.

As a result of the deferred tranche of Shares being released, the following executive directors have become entitled to the number of Shares shown in the second column below. The number of Shares shown in the third column below were sold on 10 March 2006 at a price of 7.642424 pence per share in order to discharge tax and social security liabilities on the Shares received, leaving the after-tax number of Shares set out in the final column below.

Name of Director	**Shares Released (@ 25% of vesting shares)**	**Shares Sold to discharge tax liabilities**	**Shares Retained**
David Bell	3,842	1,576	2,266
John Makinson	4,649	1,907	2,742
Marjorie Scardino	9,764	4,004	5,760

Interests of the Directors

As a result of the above transactions, the executive directors are interested in the following Shares (excluding Shares to which they are notionally entitled or may become entitled, subject to the satisfaction of any relevant conditions, under the Company's employee share plans) :

Name of Director	Number of Shares	% of Capital
David Bell	107,558	0.01337
John Makinson	155,351	0.01931
Marjorie Scardino	190,649	0.02370

The Shares required to satisfy these awards have been sourced from an employee benefit trust established by the Company. As a result of the release of Shares described above, the number of Shares held by Mourant & Co Trustees Limited (as trustee of the Pearson plc Employee Share Ownership Trust) is now 1,724,428 Shares (representing 0.2143% of the Company's issued ordinary share capital).

Each of the executive directors of the Company is for Companies Act purposes regarded as interested in all the shares held by this trust. Despite the technical interest in all the Shares each executive director will only be entitled to receive from the Trust that number of Shares to which he or she is entitled under share plans operated by the Company in which he or she participates.

Stephen Jones
Deputy Secretary